                                   EXHIBIT 99.9

                                                        Horizon (October 1996)

Memorandum Regarding Issuance, Face Amount Increase,
Redemption and Transfer Procedures For The Policies

     This document sets forth information called for by paragraph (b)(12)(iii) of Rule 6e-3(T) under the Investment Company Act of 1940 ("1940 Act") with respect to procedures relating to issuance, face amount increase, redemption and transfer transactions under Flexible Premium Variable Life Insurance Policies ("Policies") participating in Separate Account Three of The Manufacturers Life Insurance Company of America ("Manufacturers Life of America" or "Company"). Such paragraph provides exemptions from Sections 22(c), 22(d), 22(e) and 27(c)(1) of the 1940 Act, and Rule 22c-1 thereunder, to the extent necessary to comply with other provisions of Rule 6e-3(T) or with state insurance laws and regulations and established administrative procedures of the Company, provided the procedures are reasonable, fair and not discriminatory to policy-holders and are disclosed in the Company's registration statement under the 1940 Act.

1.   GENERAL
     Units of a particular sub-account of Separate Account Three are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are cancelled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or cancelled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs or, in the case of errors, should have occurred, except as set forth under 2(a) below with respect to deductions when no units exist. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Manufacturers Life of America Service Office or other office or entity so designated by Manufacturers Life of America, except for any premiums received before the policy date as to which the applicable unit values will be the values determined on such date.

     Units are valued at the end of each Business Day. A Business Day is deemed to end at the time of the determination of the net asset value of the Fund shares. When an order involving the crediting or cancelling of units is received after the end of a Business Day or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

2.   ISSUANCE AND RELATED TRANSACTIONS
     (a)  Applications and Policy Issuance.
     To purchase a Policy, an applicant must submit a completed application. Manufacturers Life of America will issue a Policy only if it has a face amount of at least $50,000 ($100,000 for preferred status policies). A Policy will generally be issued to persons between the ages of 0 and 90. In certain circumstances the Company may in its sole discretion issue a Policy to persons above age 90. Upon receipt of a completed application, the Company will follow certain insurance underwriting (e.g. evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and blood testing and may require that further information be provided by the proposed insured before a determination can be made. A Policy will not be issued until the underwriting procedure has been completed. A life insured will have a risk class of preferred/ non-smoker, preferred/smoker, standard/non-smoker, or standard/ smoker. Persons failing to meet standard underwriting require-ments nonetheless may be eligible to purchase a Policy provided an Additional Rating is assigned. Acceptance of an application is subject to the Company's insurance underwriting rules.

     Each Policy is issued with a policy date from which policy years, policy months and policy anniversaries are all determined. Each Policy has an effective date which is the date the Company becomes obligated under the Policy and when the first monthly deductions are taken. If an application is accompanied by a check for at least the Initial Premium and the application is accepted, the policy date will be the date the application and check were received at the Manufacturers Life of America Service Office and the effective date will be the date Manufacturers Life of America's underwriters approve issuance of the Policy. A policy may be approved for issuance conditional upon receipt of additional information. (If an application is accompanied by a check for all or a portion of the Initial Premium, the life insured may be covered under the terms of a conditional insurance agreement until the effective date.) If an application accepted by the Company is not accompanied by a check for the Initial Premium, the Policy will be issued with a policy date which is 7 days after issuance of the Policy and with an effective date which is the date the Service Office receives at least the Initial Premium. In certain situations a different policy date may be used. The Initial Premium must be received within 60 days after the policy date, however, the Initial Premium may be required within 30 days of the policy date on certain Policies issued with Additional Ratings. If the Initial Premium is not paid or if the application is rejected, the Policy will be cancelled and any premiums paid will be returned to the applicant.

     Under certain circumstances a Policy may be issued with a backdated policy date. A Policy will not be backdated more than six months (twelve months where required by state regulation) before the date of the application for the Policy. Monthly deductions will be made for the period the policy date is backdated.

     All premiums received prior to the effective date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money-Market Fund. On the effective date the premiums paid plus interest credited, net of deductions for federal, state and local taxes, will be allocated among Investment Accounts and the Guaranteed Interest Account in accordance with the policyowner's instructions.

     All premiums received, on or after the effective date, will be allocated among Investment Accounts or the Guaranteed Interest Account using unit values as of the date the premiums were received at the Manufacturers Life of America Service Office. Monthly deductions are due on the policy date and at the beginning of each policy month thereafter. However, if due prior to the effective date, they will be taken using unit values as of the effective date instead of the dates they were due. If in the unlikely scenario where a deduction is to be made as of a date when no units exist, the deduction will be taken as of the date following when units first exist.

     (b)  Payment of Premiums.
     After the payment of the Initial Premium, premiums may be paid at any time and in any amount during the lifetime of the life insured subject to the limitations on premium amount described hereinafter. After the Initial Premium, all premiums must be paid to the Manufacturers Life of America Service Office or other office or entity so designated by Manufacturers Life of America. Manufacturers Life of America will not accept any premium payment which is less than $50, unless the premium is payable pursuant to a pre-authorized payment plan. In that case the Company will accept a payment for as little as $10. Manufacturers Life of America may change these minimums on 90 days' written notice. The Policies also limit the sum of the premiums that may be paid at any time so as to preserve the qualification of the Policies as life insurance for federal tax purposes. These limitations are set forth in each Policy. Manufacturers Life of America reserves the right to refuse or refund any premium payments that may cause the Policy to fail to qualify as life insurance under applicable tax law.

     (c)  Deductions from Premiums.

     Manufacturers Life of America deducts a charge to cover state and local premium taxes of 2.35% of each premium payment. State and local premium taxes differ from state to state. The 2.35% rate is expected to be sufficient, on average, to pay premium taxes where required. Manufacturers Life of America also deducts a charge of 1.25% of each premium payment for federal taxes, an amount which is also expected to be sufficient to pay federal taxes. However, if Manufacturers Life of America incurs higher charges for state, local or federal taxes, or any other taxes are incurred, it may make a charge for those taxes in addition to the deductions for federal, state and local taxes currently being made from premium payments.

     (d)  Reinstatement.

     A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

     (a)  The life insured's risk class is standard or preferred;

     (b)  The life insured's attained age is less than 46.

     A policyowner can reinstate a Policy which has terminated after going into default (described hereinafter) at any time within the five year period following the date of termination subject to the following conditions:

     (a) The Policy must not have been surrendered for its Net Cash Surrender Value at the request of the policyowner;

     (b) Evidence of the life insured's insurability satisfactory to Manufacturers Life of America is furnished to it;

     (c) A premium equal to the payment required during the 61 day grace period following default to keep the Policy in force is paid to Manufacturers Life of America; and

     (d) An amount equal to any amounts paid by Manufacturers Life of America in connection with the termination of the Policy is repaid to Manufacturers Life of America.

     If the reinstatement is approved, the date of reinstatement will be the later of the date of the policyowner's written request or the date the required payment is received at the Manufacturers Life of America Service Office or other office or entity so designated by Manufacturers Life of America. At reinstatement, the Policy Value, surrender charges, and loan account will be reinstated to what they were at the date of default. After reinstatement, surrender charges will remain in force for the remainder of the Surrender Period, as measured from the date of default. Cost of insurance charges after reinstatement will reflect the actual age of the life insured.

3.   FACE AMOUNT INCREASES

     Subject to certain limitations, a policyowner may, upon written request, increase the face amount of the Policy. Currently, an increase in face amount must be at least $50,000 ($100,000 for preferred status policies). Manufacturers Life of America reserves the right to increase or decrease the minimum face amount change on 90 days' written notice to the policyowner.

     Increases in face amount are subject to satisfactory evidence of insurability. Increases may be made only once per policy year and only after the second policy year. An increase will become effective at the beginning of the policy month next following the date Manufacturers Life of America approves the requested increase. The Company reserves the right to refuse a requested increase if the life insured's age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

     An increase in face amount will usually result in the Policy's being subject to new surrender charges. The new surrender charges will be computed as if a new

Policy were being purchased for the increase in face amount. For purposes of determining the new deferred sales charge, a portion of the Policy Value at the time of the increase, and a portion of the premium paid on or subsequent to the increase, will be deemed to be premiums attributable to the increase. Any increase in face amount to a level less than the highest face amount previously in effect will have no effect on the surrender charges to which the Policy is subject, since surrender charges, if applicable, will have been assessed in connection with the prior decrease in face amount. The insurance coverage eliminated by the decrease of the oldest face amount will be deemed to be restored first. As with the purchase of a Policy, a policyowner will have free look and sales charge limitation rights with respect to any increase resulting in new surrender charges.

     No additional premium is required for a face amount increase. However, a premium payment may be necessary to avoid the Policy's going into default, since new surrender charges resulting from an increase would automatically reduce the Net Cash Surrender Value of the Policy. However, a new Death Benefit Guarantee Premium will be determined.

4.   REDEMPTIONS AND RELATED TRANSACTIONS

     (a)  Surrenders and Partial Withdrawals.

     A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the value of the Loan Account. The Net Cash Surrender Value will be determined as of the end of the Business Day on which Manufacturers Life of America received the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

     After a Policy has been in force for two policy years, the policyowner may make a partial withdrawal of the Net Cash Surrender Value. The minimum amount that may be withdrawn is $500. The policyowner should specify the portion of the withdrawal to be taken from each Investment Account and the Guaranteed Interest Account. In the absence of instructions the withdrawal will be allocated among such accounts in the same proportion that the Policy Value in each account bears to the Net Policy Value. No more than one partial withdrawal may be made in any one policy month.

     If the Option 1 death benefit is in effect under a Policy from which a partial withdrawal is made, the face amount of the Policy will be reduced. If the death benefit is equal to the face amount at the time of withdrawal, the face amount will be reduced by the amount of the withdrawal plus the portion of the surrender charges assessed. If the death benefit is based upon the Policy Value times the applicable percentage as set forth in the Policy, the face amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the surrender charge assessed exceeds the difference between the death benefit and the face amount. Reductions in face amount resulting from partial withdrawals will not incur any surrender charges above the surrender charges applicable to the withdrawal. When the face amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in face amount, i.e., against the face amount provided by the most recent increase, then against the next most recent increase successively and finally against the initial face amount.

     (b)  Decreases in Face Amount.
     Subject to certain limitations, a policyowner may, upon written request, decrease the face amount of the Policy. Currently, a decrease in face amount must be at least $50,000 ($100,000 for preferred status policies). Manufacturers Life of America reserves the right to increase or decrease the minimum face amount change on 90 days' written notice to the policyowner. The Company reserves the right to limit a decrease in face amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

     A decrease in the face amount may be requested after the Policy has been in force for two years, except during the two year period following any increase in face amount. In addition, during the two year period following an increase in the face amount the policy-owner may elect at any time to cancel the increase. A decrease in face amount will be effective at the beginning of the month next following the receipt of a written request. A decrease will not be allowed if it would cause the face amount to go below the minimum face amount of $50,000 ($100,000 for preferred risk policies).

     A decrease in face amount during the Surrender Charge Period will usually result in surrender charges being deducted from the Policy Value. For purposes of determining surrender and cost of insurance charges, a decrease will reduce face amount in the following order: (a) the face amount provided by the most recent increase, then (b) the face amounts provided by the next recent increases successively, and finally (c) the initial face amount.

     (c)  Default.
     The Policy provides for a Death Benefit Guarantee Cumulative Premium Test and a No Lapse Guarantee Cumulative Premium Test. These tests are subject to change if the face amount of the Policy or the death benefit option is changed or if there is any change in the supplementary benefits added to the Policy or in the rate classification of any life insured. If the Death Benefit Guarantee Cumulative Premium Test or the No Lapse Guarantee Cumulative Premium Test is satisfied, Manufacturers Life of America will guarantee that the Policy will not go into default even if a combination of policy loans, adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a Policy Month. The death benefit guarantee will expire at the end of a Policy Year specified in the Policy, currently (i) the year in which the life insured reaches, or would have reached, attained age 100 if death benefit option 1 is maintained throughout the life of the Policy and (ii) the year in which the life insured reaches, or would have reached, attained age 85 if death benefit option 2 is selected at any time. The no lapse guarantee will expire at the end of five years for lives insured with an average issue age up to and including 85. It is not offered to life insureds whose Issue Age exceeds 85.

     A Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would go below zero after deducting the monthly deductions then due except that in any policy year, the Policy will not go into default if the death benefit guarantee or no lapse guarantee is in effect, and, after ten years, if the Fund Value Test is satisfied. Manufacturers Life of America will notify the policyowner of the default and allow a 61 day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required premium will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero as of the date of default, plus the monthly deductions due at the date of default, and payable for the next two Policy Months. If the required payment is not received by the end of the grace period, the Policy will terminate and the Net Cash Surrender Value as of the date of default less the monthly deduction then due will be paid to the policyowner (subject to any applicable limitation on surrender charges).

     A payment made to bring a Policy out of default will be treated as a regular premium payment except that any monthly deductions then due will be taken immediately after the allocation of the payment among Investment Accounts or the

Guaranteed Interest Account. Units cancelled in connection with the assessment of such monthly deductions will be based on the unit values as of the date the payment was made.

     (d)  Surrender Charges
     Manufacturers Life of America will usually assess surrender charges upon surrender or lapse of a Policy, a partial withdrawal of Policy Value or a requested decrease in face amount. The charges will be assessed if any of the above transactions occurs within the Surrender Charge Period unless the charges have been previously deducted. There are two surrender charges -- a deferred underwriting charge and a deferred sales charge.

     Deferred Underwriting Charge. The deferred underwriting charge is $6 for each $1,000 of face amount of insurance.

     The deferred underwriting charge applicable to each level of insurance coverage cannot exceed $3,000. The amount of the charge remains level for five years. Following the fifth year after issuance of the Policy or a face amount increase, the charge applicable to the initial face amount or increase will decrease each month by varying rates depending upon the life insured's issue age until the charge has decreased to zero. The applicable percentage of the deferred underwriting charge to which the Policy is subject is illustrated by the following table:

Transaction Occurs
After Monthly Deduction       Percent of
Taken for Last Month          Deferred Underwriting
Preceding End of Month*       Charges by Issue Age*

                                      Age

Month        0-50       51        52        53        54        55+

 12          100%       100%      100%      100%      100%      100%
 24          100%       100%      100%      100%      100%      100%
 36          100%       100%      100%      100%      100%      100%
 48          100%       100%      100%      100%      100%      100%
 60          100%       100%      100%      100%      100%      100%
 72           90%        88.89%    87.50%    85.71%    83.33%    80.00%
 84           80%        77.78%    75.00%    71.43%    66.67%    60.00%
 96           70%        66.67%    62.50%    57.14%    50.00%    40.00%
108           60%        55.56%    50.00%    42.86%    33.33%    20.00%
120           50%        44.44%    37.50%    28.57%    16.67%     0%
132           40%        33.33%    25.00%    14.28%     0%
144           30%        22.22%    12.50%     0%
156           20%        11.11%     0%
168           10%         0%
180            0%

*  Months not shown may be calculated by interpolation.

     Deferred Sales Charges. The maximum deferred sales charge is equal to 50% of the premiums paid under the Policy up to a maximum of 3.031 Target Premiums described below.

     The deferred sales charge may not exceed 50% of premiums paid up to a maximum number of Target Premiums that varies (from -0.180 to 3.031) according to the issue age of the life insured, face amount at issue and amount of any increase. Target Premiums depend upon the face amount of insurance provided at issue or by an increase and the issue age and sex (unless unisex rates are required by law) of the life insured and, in the case of certain Policies issued in group or sponsored arrangements providing for reduction in cost of insurance
charges,  the amount of insurance coverage.   The Target Premium will be
computed for each increase in face amount above the highest face amount of coverage previously in effect, and the policyowner will be advised of such Target Premium. The number of Target Premiums subject to the deferred sales charge varies from person to person based on the issue age of the life insured, the face amount at issue, and the amount of any increase and can be found in Table 1 of Appendix A for Policies issued prior to July 10, 1995 and Table 2 of Appendix A for Policies issued on or after July 10, 1995.

     In order to determine the deferred sales charge applicable to a face amount increase, Manufacturers Life of America will treat a portion of the Policy Value on the date of increase as a premium attributable to the increase. In addition, a portion of each premium paid subsequent to the increase will be attributed to the increase. In each case, the portion attributable to the increase will be the ratio of the "guideline annual premium" for the increase to the sum of the guideline annual premiums for the initial face amount and all increases including the requested increase.

     A "guideline annual premium" is a hypothetical amount based on S.E.C. rules that is used to measure the maximum amount of the deferred sales charge that may be imposed upon surrender, partial withdrawal, or a decrease in face amount during the first two years after issuance or after an increase in face amount.

     Surrender Charge Limitation. If a Policy is surrendered at any time during the first two policy years or a face amount increase is cancelled within two years after the increase, Manufacturers Life of America will forego taking that part of the deferred sales charge with respect to "premiums" paid for the initial face amount or such increase (including the portion of Policy Value treated as premiums for the increase, as described above), whichever is applicable, which exceeds the sum of (i) 30% of the premiums paid up to the lesser of one guideline annual premium or the maximum amount of premiums paid subject to the deferred sales charge plus (ii) 10% of the premiums paid in excess of one guideline annual premium up to the lesser of two guideline annual premiums or the maximum amount of premiums paid subject to the deferred sales charge plus (iii) 9% of the premiums paid in excess of two guideline annual premiums up to the maximum amount of premiums paid subject to the deferred sales charge.

     Since a deferred sales charge is deducted in the event a Policy terminates for failure to make the required payment following the Policy's going into default, the surrender charge limitation will apply if such termination occurs during the two year period following issuance of the Policy or any increase in face amount. If the Policy terminates during the two years after a face amount increase, the limitation will relate only to the sales charges assessed against premiums attributable to the increase.

     Charges on Partial Withdrawals. Both the deferred sales charge and the deferred underwriting charges are applicable in the event of a partial withdrawal of the Net Cash Surrender Value. A portion of the surrender charges applicable to the initial face amount and to each increase in face amount will be deducted as a result of the withdrawal. The portion to be deducted will be the same as the ratio of the amount of the withdrawal above the Withdrawal Tier Amount to the Net Cash Surrender Value prior to the withdrawal. The charges will be deducted from the Policy Value, and the amount so deducted will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion that the withdrawal is allocated among such accounts. If the amount in the account is not sufficient to pay the portion of the surrender charges allocated to that account, then the portion of the withdrawal allocated to that account will be reduced so that the withdrawal plus the portion of the surrender charges allocated to that account equal the value of that account. Units equal to the amount of the partial withdrawal taken, and surrender charges deducted, from each Investment Account will be cancelled based on the value of such units determined at the end of the Business Day on which Manufacturers Life of America received a written request for withdrawal at its Service Office. Whenever a portion of the surrender charges are deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced by the amount of the charges taken. The surrender charges not assessed as a result of the 10% free withdrawal provision remain in effect under the policy and may be assessed upon surrender or lapse, other partial withdrawals or a requested decrease in face amount.

     Charges on Decreases in Face Amount. As with partial withdrawals, a portion of a Policy's surrender charges will be deducted upon a decrease in or cancellation of face amount requested by the policyowner. Since surrender charges are determined separately for the initial face amount and each face amount increase and since a decrease in face amount will have a different impact on each level of insurance coverage, the portion of the surrender charges to be deducted with respect to each level of insurance coverage will be determined separately. Such portion will be the same as the ratio of the amount of the reduction in such coverage to the amount of such coverage prior to the reduction. Decreases are applied to the most recent increase first and thereafter to the next most recent increases successively. The charges will be deducted from the Policy Value, and the amount so deducted will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion that the Policy Value in each bears to the Net Policy Value. Whenever a portion of the surrender charges is deducted as a result of a decrease in face amount, the Policy's remaining surrender charges will be reduced by the amount of the charges taken.


     (e)  Payment of Proceeds.

     If the Policy is in force at the time of the life insured's death, Manufacturers Life of America will pay an insurance benefit based on the death benefit option selected by the policyowner upon receipt of due proof of death. The amount payable will be the death benefit under the selected option, plus any amounts payable under any supplementary benefits added to the Policy, less the value of the Loan Account at the date of death. The insurance benefit will be paid in one sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, Manufacturers Life of America will pay interest from the date of death to the date of payment.

     If the life insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and Manufacturers Life of America will pay only the Net Cash Surrender Value. If the life insured should die during the grace period following a Policy's going into default, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit payable will be reduced by any outstanding monthly deductions due at the time of death. If the life insured, whether sane or insane, dies by suicide within two years from the policy date, Manufacturers Life of America will pay only the premiums paid less any partial withdrawals of the Net Cash Surrender Value and any amount in the Loan Account. If the life insured should die by suicide within two years after a face amount increase, the death benefit for the increase will be limited to the monthly deductions for the increase.

     As long as the Policy is in force, Manufacturers Life of America will ordinarily pay any policy loans, partial withdrawals, Net Cash Surrender Value or any insurance benefit within seven days after receipt at the Manufacturers

Life of America Service Office of all the documents required for such a payment. The Company may delay the payment of any policy loans, partial withdrawals, Net Cash Surrender Value or the portion of any insurance benefit that depends on the Guaranteed Interest Account value for up to six months; otherwise the Company may delay payment (i) for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closings) or trading on the Exchange is otherwise restricted; (ii) an emergency exists as defined by the Securities and Exchange Commission ("the S.E.C."), or the S.E.C. requires that trading be restricted; or (iii) the S.E.C. permits a delay for the protection of policy-owners. Transfers also may be deferred under the circumstances set forth in clauses (i), (ii) and (iii) above and in certain other circumstances. See Policy Values -- "Transfers of Policy Values".


5.   TRANSFERS OF POLICY VALUES AND RELATED PROCEDURES


     (a)    Transfers.

     Under the Policies a policyowner may change the extent to which his or her Policy Value is based upon any specific sub-account of the Separate Account or the Company's general account. Such changes are made by transferring amounts from one or more Investment Accounts or the Guaranteed Interest Account to other Investment Accounts or the Guaranteed Interest Account. A policyowner is permitted to make twelve transfers per policy year free of charge. Additional transfers may be made at a cost of $25.00 per transfer. For this purpose all transfer requests received by the Manufacturers Life of America Service Office on the same Business Day are treated as a single transfer request.

     The maximum amount that may be transferred from the Guaranteed Interest Account in any one policy year is the greater of $500 or 15% of the Guaranteed Interest Account value at the previous policy anniversary. Any transfer which involves a transfer out of the Guaranteed Interest Account may not involve a transfer to the Investment Account for the Money-Market Fund. Transfer requests must be in a format satisfactory to Manufacturers Life of America and in writing or by telephone, if a currently valid telephone transfer request form is on file. Manufacturers Life of America may be permitted to delay the effective date of any transfer in certain circumstances. See below and see Other Provisions -- "Payment of Proceeds".


     To the extent that surrenders, partial withdrawals and transfers out of a sub-account exceed net premium allocations and transfers into that sub-account, portfolio securities of the underlying Fund may have to be sold. Excessive sales of the Fund's portfolio securities in such a situation could be detrimental to that Fund and to policyowners with Policy Values allocated to sub-accounts investing in that Fund. To protect the interests of all policyowners, the Policy's transfer privilege is limited as described below.


     So long as effecting net transfers out of a sub-account in a particular Business Day would not reduce the number of shares of the underlying Fund outstanding at the close of the prior Business Day by more than 5%, all such requests will be effected. However, net transfers out of an Investment Account greater than 5% would be permitted only if, and to the extent that, in the judgment of Manufacturers Adviser Corporation, they would not result in detriment to the underlying Fund or to the interests of policyowners or others with assets allocated to that Fund. If and when transfers must be limited to avoid such detriment, some requests will not be effected. In determining which requests will be effected, transfers pursuant to the Dollar Cost Averaging program will be effected first, followed by Asset Allocation Balancer transfers, written requests next and telephone requests last. Within each such group, requests will be processed in the order received, to the extent possible. Policyowners whose transfer requests are not effected will be so notified. Current S.E.C. rules appear to preclude Manufacturers Life of America from delaying until a later date the processing of requests that cannot be effected. Accordingly, a new transfer request would have to be submitted in order to effect a transfer that was not effected because of the limitations described in this paragraph.


     (b)    Dollar Cost Averaging.

     Manufacturers Life of America will offer policyowners a Dollar Cost Averaging program. Under this program amounts will be automatically transferred at fixed times from one Investment Account to any other Investment Account(s) or the Guaranteed Interest Account.

     Under the Dollar Cost Averaging program the policyowner will designate a dollar amount of available assets which will be transferred at predetermined intervals from one Investment Account into any other Investment Account(s) or the Guaranteed Interest Account. Each transfer under the Dollar Cost Averaging program must be of a minimum amount as set by Manufacturers Life of America. Once set, this minimum may be changed at any time at the discretion of Manufacturers Life of America. Currently, no charge will be made for this program if the Policy Value exceeds $15,000 on the date of transfer.
Otherwise, there will be a charge of $5.00 for each transfer under this program which fee will be deducted from the value of the sub-account out of which the transfer occurs. Manufacturers Life of America reserves the right to discontinue this program.

     (c)    Asset Allocation Balancer Transfers.

     Manufacturers Life of America will also offer policyowners the ability to have amounts automatically transferred among stipulated accounts to maintain an allocated percentage in each stipulated account.


     Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six month intervals, beginning six months after the policy date, Manufacturers Life of America will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner's premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner instructs Manufacturers Life of America differently or has a Dollar Cost Averaging request in effect. Currently, there is no charge for this program. Manufacturers Life of America reserves the right to institute a charge or to discontinue this program on 90 days' written notice.

     (d)   Policy Loans.

     While the Policy is in force, the policyowner may borrow against the Policy Value of his or her Policy. The minimum amount of any loan is $500.
The maximum loan amount is the amount which would cause the Modified Policy Debt to equal the loan value of the Policy on the date of the loan. The loan value is the Policy's Cash Surrender Value less the monthly deductions due to the next policy anniversary. The monthly deductions due for this purpose will be projected assuming no further premiums are paid, current cost of insurance rates and a 4% net interest rate. The Modified Policy Debt as of any date is the Policy Debt (the aggregate amount of policy loans, including borrowed interest, less any loan repayments) plus the amount of interest to be charged to the next policy anniversary, all discounted from the next policy anniversary to such date at an annual rate of 4 percent. When a loan is made, Manufacturers Life of America will deduct from the Investment Accounts or the Guaranteed Interest Account, and transfer to the Loan Account, an amount which will result in the Loan Account value being equal to the Modified Policy Debt. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion that the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.


     When a loan is first taken out, and at specified events thereafter, the value of the Loan Account is adjusted. Whenever the Loan Account is adjusted the difference between (i) the Loan Account before any adjustment and (ii) the Modified Policy Debt at the time of adjustment, is transferred between the Loan Account and the Investment Accounts or the Guaranteed Interest Account. The amount transferred to or from the Loan Account will be such that the value of the Loan Account is equal to the Modified Policy Debt after the adjustment.


     The specified events which cause an adjustment to the Loan Account are (i) a policy anniversary, (ii) a partial or full loan repayment, (iii) a new loan being taken out, or (iv) when an amount is needed to meet a monthly deduction. A loan repayment may be implicit in that policy debt is effectively repaid upon termination, that is upon death of the life insured, surrender or lapse of the policy. In each of these instances, the Loan Account will be adjusted with any excess of the Loan Account over the Modified Policy Debt after the repayment being included in the termination proceeds.


     Except as noted below, amounts transferred from the Loan Account will be allocated to the Investment Accounts and the Guaranteed Interest Account in the same proportion that the value in the corresponding "loan sub-account" exists for each Investment Account and for the Guaranteed Interest Account. Amounts transferred to the Loan Account are allocated to the appropriate loan sub-account to reflect the account from which the transfer was made.


     Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured provided the Policy is in force. When a payment is made, the amount is credited to the Loan Account and a transfer is made to the Guaranteed Interest Account or the Investment Accounts so that the Loan Account at that time equals the Modified Policy Debt. Loan repayments will first be allocated to the Guaranteed Interest Account until the associated loan sub-account is reduced to zero. Loan repayments will then be allocated to each Investment Account in the same proportion that the value in the corresponding loan sub-account bears to the value of the Loan Account. Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums.


6.  COST OF INSURANCE

     The monthly charge for the cost of insurance rate is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each policy month. The cost of insurance rate is based on the life insured's issue age, sex (unless unisex rates are required by law), risk class, the duration of the insurance coverage, and, in the case of certain Policies issued in group or sponsored arrangements providing for reduction in the cost of insurance charges, the face amount of the Policy _*/. The rate is determined separately for the initial face amount and for each increase in face amount. Cost of insurance rates will generally increase with the life insured's age. Any Additional Ratings as indicated in the Policy will be added to the cost of insurance rate.


     The cost of insurance rates used by Manufacturers Life of America reflect its expectations as to future mortality experience. The rates may be changed from time to time on a basis which does not unfairly discriminate within the class of life insureds. In no event will the cost of insurance rate exceed the guaranteed rates set forth in the Policy except to the extent that an extra rate is imposed because of an additional rating applicable to the life insured or if simplified underwriting is granted in a group or sponsored arrangement. The guaranteed rates are based on the 1980 Commissioners Smoker/Nonsmoker Standard Ordinary Mortality Tables.


     The net amount at risk to which the cost of insurance rate is applied is the difference between the death benefit, divided by 1.0032737 (a factor which reduces the net amount at risk for the cost of insurance charge purposes by taking into account assumed monthly earnings at an annual rate of 4%), and the Policy Value.



_*/ If the life insured's stated age or sex or both in the Policy are incorrect, Manufacturers Life of America will change the face amount of insurance so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have bought for the correct age and sex.

     Because different cost of insurance rates may apply to different levels of insurance coverage, the net amount at risk will be calculated separately for each level of insurance coverage. When the Option 1 death benefit is in effect, for purposes of determining the net amount at risk applicable to each level of insurance coverage, the Policy Value is attributed first to the initial face amount and then, if the Policy Value is greater than the initial face amount, to each increase in face amount in the order made.

     Because the calculation of the net amount at risk is different under the death benefit options when more than one level of insurance coverage is in effect, a change in the death benefit option may result in a different net amount at risk for each level of insurance coverage than would have occurred had the death benefit option not been changed. Since the cost of insurance is calculated separately for each level of insurance coverage, any change in the net amount at risk for a level of insurance coverage resulting from a change in the death benefit option may affect the amount of the charge for the cost of insurance. Partial withdrawals and decreases in face amount will also affect the manner in which the net amount at risk for each level of insurance coverage is calculated.

7.   ADJUSTMENTS TO CERTAIN CHARGES
     (a) Special Arrangements. Where permitted by state insurance laws, Policies may be purchased under group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

     The monthly deductions and surrender charges may be reduced for policies issued in connection with group or sponsored arrangements. (The monthly deductions consist of a monthly charge for the cost of insurance, a monthly charge for any supplementary benefits added to the Policy, a monthly administration charge of $35.00 plus $.01 per $1,000 until the first policy anniversary and, thereafter, $10.00 plus $.01 per $1,000 thereafter of face amount and a mortality and expense risks charge of .90% until the later of the tenth policy anniversary and the policy anniversary following attained age 60 and .45% thereafter assessed against the value of the policyowner's Investment Accounts.) Such arrangements may include sales without withdrawal charges and deductions to employees, officers and directors of Manufacturers Life and its subsidiaries. Manufacturers Life of America will reduce the above charges in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for such a reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size of the group, expected number of participants and anticipated premium payments from the group. Generally, the sales contracts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangements, the purposes for which Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying groups and sponsored arrangements.

     Manufacturers Life of America may modify from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policyowners and all other policyowners funded by the Separate Account.

     In addition, groups or persons purchasing under a sponsored arrangement may apply for simplified underwriting. If simplified underwriting is granted, the cost of insurance charge may increase as a result of higher anticipated mortality experience.

     (b)  Exchanges.
     Manufacturers Life of America will permit owners of certain life insurance policies issued either by the Company or Manufacturers Life to exchange their policies for the Policies. Charges under the policies being exchanged or the Policies issued in exchange therefor may, in some circumstances, be reduced or eliminated. Policy loans made under policies being exchanged may, in some circumstances, be carried over to the new Policies without repayment at the time of exchange.

8.   INCOMPLETE ALLOCATION REQUEST
     If an incomplete change in premium allocation request is received a letter requesting a corrected allocation request will be sent to the policyowner.

9.   UNPAID CHECKS
     When an unpaid item is received, a premium reversal will be made effective the date of the original premium payment and the General Account of the Company will absorb the gain or loss of this backdated transaction. The policyowner will be notified in writing of the unpaid item.

                                   APPENDIX A

      TABLE 1: NUMBER OF TARGET PREMIUMS SUBJECT TO DEFERRED SALES CHARGE
                   FOR POLICIES ISSUED PRIOR TO JULY 10, 1995
             (APPLICABLE TO THE INITIAL FACE AMOUNT AND INCREASES)



        $250,000     UNDER             $250,000     UNDER               $250,000      UNDER
AGE     OR MORE    $250,000    AGE     OR MORE     $250,000     AGE     OR MORE     $250,000
* 0     -0.031     -0.039       30       1.319      1.648        60      2.356        2.945
* 1     -0.144     -0.180       31       1.366      1.707        61      2.375        2.968
* 2     -0.081     -0.102       32       1.415      1.768        62      2.399        2.998
* 3     -0.020     -0.025       33       1.459      1.823        63      2.425        3.031
  4      0.037      0.046       34       1.503      1.878        64      2.380        2.975
  5      0.096      0.120       35       1.542      1.927        65      2.269        2.836
  6      0.166      0.207       36       1.590      1.987        66      2.124        2.655
  7      0.221      0.276       37       1.633      2.041        67      2.006        2.507
  8      0.281      0.351       38       1.672      2.090        68      1.888        2.360
  9      0.340      0.425       39       1.718      2.147        69      1.787        2.233
 10      0.391      0.488       40       1.756      2.195        70      1.691        2.113
 11      0.453      0.566       41       1.790      2.237        71      1.592        1.990
 12      0.514      0.642       42       1.832      2.290        72      1.494        1.867
 13      0.560      0.700       43       1.869      2.336        73      1.396        1.745
 14      0.614      0.767       44       1.904      2.380        74      1.317        1.646
 15      0.560      0.700       45       1.937      2.421        75      1.241        1.551
 16      0.606      0.757       46       1.969      2.461        76      1.162        1.452
 17      0.658      0.822       47       2.000      2.500        77      1.084        1.355
 18      0.718      0.897       48       2.032      2.540        78      1.010        1.262
 19      0.767      0.958       49       2.062      2.577        79      0.946        1.182
 20      0.817      1.021       50       2.093      2.616        80      0.887        1.108
 21      0.870      1.087       51       2.123      2.653        81      0.831        1.038
 22      0.924      1.155       52       2.154      2.692        82      0.779        0.973
 23      0.973      1.216       53       2.182      2.727        83      0.733        0.916
 24      1.026      1.282       54       2.211      2.763        84      0.688        0.860
 25      1.075      1.343       55       2.234      2.792        85      0.646        0.807
 26      1.125      1.406       56       2.259      2.823        86      0.606        0.757
 27      1.177      1.471       57       2.284      2.855        87      0.567        0.708
 28      1.228      1.535       58       2.307      2.883        88      0.530        0.662
 29      1.274      1.592       59       2.333      2.916        89      0.493        0.616
                                                                 90      0.484        0.605

* A negative number of Target Premiums produces a negative deferred sales charge. When combined with the deferred underwriting charge, a negative deferred sales charge reduces the total surrender charge.

      TABLE 2: NUMBER OF TARGET PREMIUMS SUBJECT TO DEFERRED SALES CHARGE
                 FOR POLICIES ISSUED ON OR AFTER JULY 10, 1995
             (APPLICABLE TO THE INITIAL FACE AMOUNT AND INCREASES)


        $250,000     UNDER             $250,000     UNDER               $250,000      UNDER
AGE     OR MORE    $250,000    AGE     OR MORE     $250,000     AGE     OR MORE     $250,000
* 0     -0.031     -0.039       30       1.319      1.648        60      2.356        2.945
* 1     -0.144     -0.180       31       1.366      1.707        61      2.375        2.968
* 2     -0.081     -0.102       32       1.415      1.768        62      2.399        2.998
* 3     -0.020     -0.025       33       1.459      1.823        63      2.425        3.031
  4      0.037      0.046       34       1.503      1.878        64      2.367        2.959
  5      0.096      0.120       35       1.542      1.927        65      2.259        2.824
  6      0.166      0.207       36       1.590      1.987        66      2.113        2.641
  7      0.221      0.276       37       1.633      2.041        67      1.992        2.490
  8      0.281      0.351       38       1.672      2.090        68      1.875        2.344
  9      0.340      0.425       39       1.718      2.147        69      1.777        2.222
 10      0.391      0.488       40       1.756      2.195        70      1.679        2.099
 11      0.453      0.566       41       1.790      2.237        71      1.583        1.979
 12      0.514      0.642       42       1.832      2.290        72      1.486        1.857
 13      0.560      0.700       43       1.869      2.336        73      1.392        1.740
 14      0.614      0.767       44       1.904      2.380        74      1.315        1.644
 15      0.560      0.700       45       1.937      2.421        75      1.238        1.547
 16      0.606      0.757       46       1.969      2.461        76      1.161        1.451
 17      0.658      0.822       47       2.000      2.500        77      1.083        1.354
 18      0.718      0.897       48       2.032      2.540        78      1.007        1.259
 19      0.767      0.958       49       2.062      2.577        79      0.945        1.182
 20      0.817      1.021       50       2.093      2.616        80      0.885        1.106
 21      0.870      1.087       51       2.123      2.653        81      0.829        1.037
 22      0.924      1.155       52       2.154      2.692        82      0.779        0.973
 23      0.973      1.216       53       2.182      2.727        83      0.732        0.915
 24      1.026      1.282       54       2.211      2.763        84      0.687        0.859
 25      1.075      1.343       55       2.234      2.792        85      0.644        0.806
 26      1.125      1.406       56       2.259      2.823        86      0.604        0.755
 27      1.177      1.471       57       2.284      2.855        87      0.566        0.708
 28      1.228      1.535       58       2.307      2.883        88      0.529        0.661
 29      1.274      1.592       59       2.333      2.916        89      0.493        0.616
                                                                 90      0.484        0.605

* A negative number of Target Premiums produces a negative deferred sales charge. When combined with the deferred underwriting charge, a negative deferred sales charge reduces the total surrender charge.